 **William Gladstone Imports**
Since 1993

Importer, Exporter and Wholesaler of
Fine, Rare and Collectible Wines

www.williamgladstoneimports.com

Invoice

Date	Invoice #
10/30/20	2011018

Bill To	Ship To
Nick King	

P.O. No.	Terms	Rep	Ship Via	FOB
	Due on Receipt		Fed Ex	

Description	Qty	Rate	Amount
2010 Screaming Eagle, 750 ml. in OWC 3-pack	3	3,375.00	10,125.00
2015 Screaming Eagle, 750 ml. in OWC 3-pack	3	2,965.00	8,895.00
2016 Screaming Eagle, 750 ml. in OWC 3-pack	3	2,975.00	8,925.00
2016 Screaming Eagle, 750 ml. in OWC 3-pack	3	2,975.00	8,925.00
Good Fortune Discount on 2nd 2016 3-pack	1	-825.00	-825.00
Shipping via Fed Ex 2 Day Air from Honolulu to DC Storage	1	194.00	194.00
Shipping Insurance	1	360.45	360.45
Bank: Central Pacific Bank			
Account Name: William Gladstone International Marketing, Inc.			
Account #: 16000493			
Routing #: 121301578			

We appreciate your business! Thank you!

Subtotal	$36,599.45
Sales Tax (0.0%)	$0.00
Total	$36,599.45

Late Charges for all Past Due Invoices:
By accepting these wines and invoice you agree to pay as the terms listed. Failure to pay within the agreed upon date, with a 5 day grace period, will result in: 1. $100 Late Charge 2. An additional 1.5% charge of the total amount past due as of the 6th day after the due date 3. Every 30 days after the due date will accrue an additonal 1.5% fee

Hawaii Office: 501 Sumner St., Suite 502, Honolulu, Hawaii 96817 / 808 737 3637
New York Office: 174 West 4th St., #249, New York, New York, 10014 / 212 712 2214

The Oak House Durham
126 W Main St
Durham, NC 27701 US
gm@theoakhousenc.com



INVOICE

BILL TO
Nick King
VinVesto

INVOICE # 1021
DATE 10/18/2020
DUE DATE 10/18/2020
TERMS Due on receipt

DATE	ACTIVITY	DESCRIPTION	QTY	RATE	AMOUNT
10/16/2020	**Opus One - 6 Pack**	6 Pack of Opus One, Sealed with Nails in Wooden Crate Direct From Opus One Winery to Empire Distribution on 10/15/20 to The Oak House on 10/16/20 where it will reside in proper storage for up to 30 days, complementary.	1	2,040.00	2,040.00T
	Discount	Btl Discount	6	-11.00	-66.00T

SUBTOTAL	1,974.00
TAX	148.05
TOTAL	2,122.05
BALANCE DUE	**$2,122.05**

HARLAN ESTATE

Receipt

Order Date: 09/24/20
Order No. BLK-56327
Ref. No. F077DBD4-113F-4E32-B

Sold To:
Mr. Nick King

United States
nick@vinvesto.org

Ship To:
Nick King
4221 Connecticut Avenue NW
Washington, DC 20008
United States
804.833.7974

Qty	Description	Unit Price	Amount
1	6 x 2017 The Maiden 750ml Bottle	$1,950.00	$1,950.00

Paid by:	Visa
Card ending with:	9191

Thank you for your generous order. We sincerely appreciate your patronage.

2017 The Maiden will ship in the Spring of 2021. Shipping notifications will
be sent prior to fulfillment.

Subtotal:	$1,950.00
Shipping:	$90.00
Total Sales Tax:	$199.88
Paid:	$2,239.88
BALANCE:	**$0.00**